FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 27, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris’s Board of Directors Confirms and Provides Full Support to its Chairman and Chief Executive Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris’s Board of Directors Confirms and Provides Full Support to its Chairman and Chief Executive Officer

Luxembourg, November 27, 2018 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) has been informed that on November 27, 2018, the Argentine first-instance judge conducting an investigation into allegations involving payments purportedly made by the Techint Group in 2008 to Argentine government officials (known as the “Notebooks Case”) issued a preliminary decision (“auto de procesamiento”) to include Tenaris’s Chairman and Chief Executive Officer Paolo Rocca in the investigation proceedings.

The Board of Directors of Tenaris has been monitoring the situation in consultation with its legal advisors and, after review of the decision adopted by the judge, has confirmed Mr. Rocca as Chairman and Chief Executive Officer of the Company. The Board has instructed Mr. Rocca to continue discharging his responsibilities with the full support of the Board.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.